January 5, 2010

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Form 10-K for Fiscal Year ended March 31, 2010 Filed June 14, 2010
File No. 001-31810

Dear Mr. Krikorian:

In connection with a response being submitted contemporaneously herewith on behalf of Cinedigm Digital Cinema Corp. (“Cinedigm” or the “Company”) by Kelley Drye & Warren LLP setting forth the Company’s responses to your letter of comment dated December 15, 2010 to Mr. Adam M. Mizel, Interim Co-Chief Executive Officer and Chief Financial Officer of the Company, please find below the representations you have requested on pages 1 and 2.

We acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian D. Pflug
Brian D. Pflug Senior Vice President – Accounting and Finance

55 Madison Avenue, Suite 200, Morristown, NJ 07960
973.290.0080  cinedigm.com